(As filed with the Securities and Exchange Commission on December 22, 2005)

                                                                File No. 70-9793

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS AMC

                                Amendment No. 11
                        (Post-Effective Amendment No. 8)
                                       TO
                                    FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                                FIRSTENERGY CORP.
                           FIRSTENERGY SERVICE COMPANY
                              76 South Main Street
                                Akron, Ohio 44308

                    (Names of companies filing this statement
                   and address of principal executive office)

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                                FIRSTENERGY CORP.

          (Name of top registered holding company parent of applicant)

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     Leila L. Vespoli,                            Douglas E. Davidson, Esq.
     Senior Vice President and General Counsel    Thelen Reid & Priest LLP
     FirstEnergy Corp.                            875 Third Avenue
     76 South Main Street                         New York, New York 10022
     Akron, Ohio 44308

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                   (Names and addresses of agents for service)

     FirstEnergy Corp. ("FirstEnergy"), a registered holding company, and FirstEnergy Service Company ("ServeCo"), a service company subsidiary of FirstEnergy, hereby supplement Amendment No. 10 (Post-Effective Amendment No. 7) filed in this proceeding on June 30, 2003, as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.
         ------------------------------------

     FirstEnergy directly or indirectly owns all of the outstanding common stock of ten electric utility subsidiaries, Ohio Edison Company, The Cleveland Electric Illuminating Company, The Toledo Edison Company, American Transmission Systems, Incorporated, Jersey Central Power & Light Company ("JCP&L"), Pennsylvania Electric Company, Metropolitan Edison Company, Pennsylvania Power Company, York Haven Power Company, and The Waverly Electric Power & Light Company, which together provide service to approximately 4.3 million retail and wholesale electric customers in a 37,200 square-mile area in Ohio, New Jersey, New York and Pennsylvania. FirstEnergy also directly owns all of the issued and outstanding common stock of ServeCo, an Ohio corporation, which was organized in 2001 in order to become a new service company subsidiary of FirstEnergy.

     By Supplemental Order dated June 30, 2003 in this proceeding (Holding Co. Act Release No. 27695) (the "Service Company Order"), the Commission, among other things, authorized the consolidation of service functions previously performed by FirstEnergy and GPU Service, Inc. in ServeCo and approved the form of service agreement (the "Service Agreement") to be entered into between ServeCo and its associate companies in the FirstEnergy system. The Commission reserved jurisdiction over JCP&L's participation in the Service Agreement pending completion of the record with the filing in this proceeding of the order of the New Jersey Board of Public Utilities ("NJBPU") approving the Service Agreement as it relates to JCP&L. On December 14, 2005, the NJBPU issued an order approving the Service Agreement and the allocation formulas and methodologies set forth therein to be applicable for ratemaking purposes. A copy of the NJBPU order is filed as Exhibit D-13 hereto. With the completion of the record as it relates to JCP&L's participation in the Service Agreement, FirstEnergy and ServeCo respectfully request that the Commission issue a further supplemental order in this proceeding to release jurisdiction previously reserved.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

     The additional fees, commissions and expenses incurred or to be incurred in connection with the request made herein will not exceed $2,000.


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


ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

     The Rule 54 disclosure is updated to read as follows:

     The proposed transaction is also subject to the requirements of Rule 54. Rule 54 provides that in determining whether to approve an application by a registered holding company which does not relate to any exempt wholesale generator ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a),
(b) and (c) of Rule 53 are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied.

     FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). Under the Commission's order dated October 29, 2001 (Holding Co. Act Release No. 27459) (the "Merger Order") approving the merger of GPU, Inc. ("GPU") and FirstEnergy and its order dated June 30, 2003 (Holding Co. Ac Release No. 27694) (the "2003 Financing Order") authorizing FirstEnergy to engage in various financing transactions, the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so long as FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on FirstEnergy's "consolidated retained earning," also as defined in Rule 53(a)(1), of $2.1 billion as of September 30, 2005, would be $1.05 billion. The Merger Order and 2003 Financing Order also specify that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through December 31, 2005, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments ("Other Investments") will not exceed $1.5 billion (the "Modified Rule 53 Test"). Under the Merger Order and 2003 Financing Order, the Commission reserved jurisdiction over Other Investments that exceed such $1.5 billion amount.

     As of September 30, 2005, pro forma to take into account the recent transfer of certain fossil and hydroelectric generating plants of certain of FirstEnergy's public utility subsidiaries to FirstEnergy Generation Corp., FirstEnergy's aggregate investment in EWGs and FUCOs was approximately $2.5 billion,/1/ an amount significantly below the $5 billion amount authorized in

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1    This $2.5 billion amount represents Current Investments and GenCo
Investments.


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


the Merger Order and 2003 Financing Order. Additionally, as of September 30, 2005, FirstEnergy's consolidated retained earnings were $2.1 billion. By way of comparison, FirstEnergy's consolidated retained earnings as of December 31, 2001 were $1.52 billion. In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's investments in EWGs and FUCOs. As of September 30, 2005, FirstEnergy's consolidated capitalization consisted of 44.9% common equity, 0.9% cumulative preferred stock, 52.9% long-term debt and 1.3% notes payable. As of December 31, 2001, those ratios were as follows: 30.3% common equity, 3.1% cumulative preferred stock, 2.2% subsidiary-obligated mandatorily redeemable preferred securities, 60.9% long term debt and 3.5% notes payable. Additionally, the proposed transactions will not have any impact on FirstEnergy's consolidated capitalization. Further, since the date of the Merger Order, FirstEnergy's investments in EWGs and FUCOs have contributed positively to its level of earnings, other than for the negative impact on earnings due to FirstEnergy's writedowns of its investments in Avon Energy Partners Holdings ("Avon") and GPU Empresa Distribuidora Electrica Regional S.A. ("Emdersa")./2/

     The domestic public utility subsidiaries of FirstEnergy are financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior secured debt. The

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2    At the time of the Merger Order, FirstEnergy identified certain former GPU
EWG and FUCO investments for divestiture within one year. Among those identified were Avon, a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and Emdersa and affiliates, an electric distribution business in Argentina. In May 2002, FirstEnergy sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge ($32.5 million net of tax) to reduce the carrying value of its remaining 20.1% interest. The remaining 20.1% interest in Avon was sold on January 16, 2004. Through 2002, FirstEnergy was unsuccessful in divesting GPU's former Argentina operations and made the decision to abandon its interest in Emdersa in early 2003. On April 18, 2003, FirstEnergy divested its ownership in Emdersa through the abandonment of its shares in Emdersa's parent company. FirstEnergy included in discontinued operations Emdersa's net income of $7 million and a $67 million charge for the abandonment in the second quarter of 2003. An after-tax loss of $87 million (including $109 million in currency transaction losses arising principally from U.S. dollar denominated debt) was included in discontinued operations in 2002. In December 2003, Emdersa Guaracachi S. A. ("EGSA"), GPU Power's Bolivia subsidiary, was sold to Bolivia Integrated Energy Limited. FirstEnergy included in discontinued operations a $33 million loss on the sale of EGSA in the fourth quarter of 2003 and an operating loss for the year of $2 million. On January 30, 2004, FirstEnergy sold its 28.67% interest in Termobarranquilla S. A., Empresa de Servicios Publicos ("TEBSA") for $12 million. An impairment loss of $26 million related to TEBSA was recorded in December 2003 in Other Operating Expenses on the consolidated statement of income and no gain or loss was recognized upon the sale in 2004.


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


following chart includes a breakdown of the senior, secured credit ratings for those utility subsidiaries that currently have ratings for senior, secured debt:

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     Subsidiary                  Standard & Poors/3/  Moody's/4/  Fitch/5/
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
     Cleveland Electric Illum.   BBB                  Baa2        BBB-
     Toledo Edison Co.           BBB                  Baa2        BBB-
     Penn Power Co               BBB+                 Baa1        BBB+
     Jersey Central Power        BBB+                 Baa1        BBB+
     Metropolitan Edison Co.     BBB+                 Baa1        BBB+
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

     Ohio Edison Company and Pennsylvania Electric Company no longer have ratings for the senior secured debt category. However, Ohio Edison Company's senior unsecured debt is rated BBB- by S&P, Baa2 by Moodys and BBB by Fitch; and Pennsylvania Electric Company's senior unsecured debt is rated BBB by S&P, Baa2 by Moodys and BBB by Fitch.

     FirstEnergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

ITEM 4.  REGULATORY APPROVALS.
         --------------------

     The order of the NJBPU approving JCP&L's participation in the Service Agreement is filed as Exhibit D-13 hereto.

ITEM 5.  PROCEDURE.
         ---------

     FirstEnergy and ServeCo request that the Commission issue a further supplemental order in this proceeding to release jurisdiction over matters previously reserved in the Service Company Order. It is further requested that:
(i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Division of Investment Management be permitted to assist in the preparation of the Commission's

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3    Standard & Poor's Rating Services

4    Moody's Investors Service, Inc.

5    Fitch, Inc.


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


decision and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

         (a)  Additional Exhibits:

              D-13 - NJBPU Order (filed herewith).

         (b)  Financial Statements:

              Omitted as not relevant to the proposed transaction.


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalves by the undersigned thereunto duly authorized.


                                         FIRSTENERGY CORP.
                                         FIRSTENERGY SERVICE COMPANY


                                         By: /s/ Harvey L. Wagner
                                                 ----------------
                                             Harvey L. Wagner
                                             Vice President, Controller and
                                             Chief Accounting Officer


Date: December 22, 2005


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